[LETTERHEAD OF WINSTON & STRAWN LLP]

August 5, 2016

BY EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Luxottica Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 21, 2016

File No. 001-10421

Dear Mr. Kuhar:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated July 28, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015. We have set forth below in italics each numbered comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Comparison of the Fiscal Year Ended December 31, 2015 to the Fiscal Year Ended December 31, 2014

Net Income, page 51

1.                                    In future filings, when you present adjusted tax rates, please revise your presentation of these non-IFRS measures to also provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K or to clearly explain how they were calculated.

The Company notes the Staff’s comment and confirms that the Company will revise the presentation in future filings of adjusted tax rates, if any, to also provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K or to clearly explain how they were calculated.

2.                                    We note from page 52 that you present the adjustments to arrive at adjusted net income attributable to Luxottica Group stockholders on a net of tax basis. This presentation is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future filings.

The Company notes the Staff’s comment and confirms that the Company will revise the presentation, if any, in future filings of the adjustments to arrive at adjusted net income attributable to Luxottica Group stockholders to be consistent with the guidance in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Note 5. Segment Information, page F-36

3.                                    We note from your disclosure on page F-46 that in light of the organizational changes that occurred in the retail business during the year, management identified four new cash-generating units (“CGUs”). Please respond to the following:

•     Explain to us how you determined the new CGUs and how each CGU relates to your operating segments.

•     Describe to us the discrete financial information available for each CGU.

•     Explain how the organizational changes in the retail business impacted the identification of your two operating segments.

•     Tell us how you determined the chief operating decision maker (“CODM”).

•     Describe to us the information regularly provided to the CODM and tell us how frequently it is prepared.

•     Tell us how you considered the guidance in IFRS 8.8 in identifying your operating segments.

The Company notes the Staff’s comment and respectfully informs the Staff that, consistent with the requirements of paragraph 6 of IAS 36—Impairment of Assets, the Company has determined the new CGUs to be the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The Company identified the new CGUs based on the reorganization of the Company’s retail business and the changes in management that have taken place since the Company’s implementation of the co-CEO model in January 2015. The Company’s Manufacturing and Wholesale Distribution operating segment (the “Wholesale operating segment”) is comprised of the Wholesale CGU, which operates as a global business and is led by a single manager who reports directly to the CODM. During 2015, the Company implemented a strategic reorganization of its Retail Distribution operating segment (the “Retail operating segment”), moving from a geographically organized business to one that is organized by product lines on a global basis. The Company’s Retail operating segment is comprised of three CGUs: (1) the Retail Optical CGU, comprised of the Company’s retail optical stores worldwide, which are operated under a common branding strategy; (2) the Retail Sun & Luxury CGU, comprised of the Company’s stores that sell sunglasses and luxury products under a common strategy across all of the geographic areas in which the Company operates; and (3) the Oakley Retail business, which is identified as a separate CGU because of the Oakley brand’s unique sport apparel product line.

For each of the Company’s CGUs, net sales, operating income and capital expenditure financial information is available that is sufficient to evaluate the cash flows at the CGU level that are used by management to monitor goodwill for such CGU.

The organizational changes to the Company’s retail business did not have an impact on the identification of the Company’s two operating segments. Following the implementation of the organizational changes, the information that is provided to the CODM (as described below), the Board of Directors and external parties, including investors, is consistent with the information that was provided prior to the reorganization. In addition, the budgeting process continues to be managed at the Wholesale operating segment and the Retail operating segment levels.

In accordance with paragraph 7 of IFRS 8, the CODM was determined by identifying the person who allocates the resources and assesses the performance of the operating segments of the Company. During fiscal year 2015, the Company’s co-CEOs served such functions and were determined to be the CODMs.  Following the resignation of Mr. Adil Mehboob-Khan as CEO for Markets in January 2016, the Company’s Board of Directors approved a modification to the Company’s governance structure that assigned responsibility for Markets to the Company’s Executive Chairman and provided him with additional management authority as compared to the authority granted to the CEO for Product and Operations. As a result, the Company’s Executive Chairman was determined to be the sole CODM because he has the principal authority to make strategic decisions regarding the Company’s business and the allocation of its resources and assess the performance of the Company’s operating segments.

The CODM reviews the following information on a regular basis:

(1)  results of the Company, the Wholesale operating segment and the Retail operating segment, including net sales, operating income and capital expenditures, which are prepared and provided to the CODM on a quarterly basis; and

(2)  net sales disaggregated by, among other things, sales channel, geographic area by brand and groups of products, as well as comparable store sales, which information is prepared and provided to the CODM on a monthly basis.

In identifying the operating segments, the Company considered the following factors under IFRS 8.8:

(1)  the information that is provided to and reviewed by the CODM, as discussed above;

(2)  the nature of the business activities of the operating segments, as discussed above;

(3)  the information that is provided to the Company’s Board of Directors. On a quarterly basis, the CODM presents to the Board of Directors an overview of the financial results (including profit and loss) of the Company, the Wholesale operating segment and the Retail operating segment (performance measures below the operating segment level are not presented to the Board of Directors);

(4)  the Company’s budgeting process. The budget for each fiscal year is determined in the prior fiscal year as an initial allocation of resources between the Wholesale operating segment and the Retail operating segment. On a quarterly basis during the fiscal year to which the budget relates, the budget is monitored by the Company’s Group Controller by comparing actual performance at the operating segment level with the budget and the results of such monitoring are reported to the CODM; and

(5)  the fact that the information that is provided or made available to external parties, including the Company’s quarterly press releases, investor reports, quarterly audio webcasts and website, present the Company’s financial results and other information at the Wholesale operating segment and the Retail operating segment levels.

4.                                    We note that as a result of management changes in January 2016, your Executive Chairman is now the CODM and is assisted in his role by the CEO for Product and Operations. Please describe to us the nature of the assistance that your CEO for Product and Operations provides to your CODM and explain to us how this impacted your determination that your Executive Chairman is your CODM under IFRS 8.7. Also describe any information regularly provided to your CEO for Product and Operations and tell us how frequently it is prepared.

The Company notes that Staff’s comment and respectfully informs the Staff that, as described above in the response to the Staff’s comment number 3, Mr. Del Vecchio, the Company’s Executive Chairman, has been determined to be the CODM because he has the principal authority to make strategic decisions regarding the Company’s business and the allocation of its resources and has been granted additional management authority as compared to the authority granted to Mr. Massimo Vian, the Company’s CEO for Product and Operations.

Mr. Vian has been with the Company since 2005 and, prior to the identification of the Company’s Executive Chairman as the Company’s sole CODM in January 2016, was one of the Company’s two CODMs when the Company was managed under the co-CEO model. Due to his knowledge of the Company’s products and operations and his previous role in its management, Mr. Vian has been assisting Mr. Del Vecchio since he returned to leading the Company as its Executive Chairman, in part because the Company has significantly changed since the time that Mr. Del Vecchio previously served as the Company’s CEO over 10 years ago.

On a monthly basis, Mr. Vian reviews:

(1)  operational data, such as cost of products, level of production, key performance indicators of the manufacturing facilities and performance of the distribution networks; and

(2)  net sales of the Company and other information, which may include, but is not limited to, detailed data on geographic area, brands, groups of products, number of stores and comparable same-store sales.

5.                                    Please provide us with an organizational chart of your management structure showing all direct reports of your CODM and clearly showing the levels of management from your CODM through the managers of each of your cash-generating units.

In response to the Staff’s comment, an organizational chart of the Company’s management structure as of June 30, 2016 is attached hereto as Annex A.

Note 7. Accounts Receivable, page F-40

6.                                    We note from page F-41 that the amount of Wholesale receivables classified as GOOD and not included in the allowance for doubtful accounts although greater than 30 days overdue increased €17.9 million, or 56 percent, from fiscal 2014 while we note only a minimal increase in the related allowance. Please explain to us the underlying causes of the increase in these overdue receivables and tell us how you considered these factors in concluding on the adequacy of the related allowance. Tell us whether you assess these Wholesale receivables for a general risk of non-collection.

The Company notes the Staff’s comment and respectfully informs the Staff that the increase at December 31, 2015 from December 31, 2014 in Wholesale receivables classified as GOOD and not included in the allowance for doubtful accounts although greater than 30 days overdue was mainly attributable to an increase in days sales outstanding (DSO) in Europe, Brazil and China and was related to an increase in receivables that were greater than 30 days but not more than 180 days overdue.

In accordance with the Company’s policy, a specific assessment was performed over customer balances by taking into account the economic trends of the geographic area in which the customers are located, the payment terms with and creditworthiness of the customers and any legal actions or potential going-concern issues relating to the customers.

The Company assesses the Wholesale receivables for a general risk of non-collection. Based on the criteria set forth above, the Company analyzed each customer receivable at the end of the reporting period and assessed whether an accrual was appropriate. The Company further advises the Staff that, during the first six months of 2016, more than 80% of such receivables were collected and only an immaterial amount of such receivables has been classified as RISK and provided for in the allowance for doubtful accounts.

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:        Michael A. Boxer

Luxottica Group S.p.A.

ANNEX A

Management Structure

See attached

Management Structure As of 6/30/2016

Chairman of the Board of Directors (CODM) Leonardo Del Vecchio CEO for Product & Operations Massimo Vian Executive Chairman with responsibility for Markets (CODM) Leonardo Del Vecchio Investor Relations & Corporate Communications Alessandra Senici Human Resources & Internal Communications PierGiorgio Angeli Chief Financial Officer Stefano Grassi Legal Affairs Michael Boxer Luxottica Group

Business Development & M&A Pierluigi Longo Leonardo Del Vecchio Marketing Executive Chairman with responsibility for Markets (CODM) Leonardo Del Vecchio CODM Wholesale Paolo Alberti Wholesale CGU President Retail Nicola Brandolese Retail Optical CGU Retail Sun & Luxury CGU Andrea Dorigo Oakley Sport Division Wholesale CGU Retail Oakley CGU Paolo Ciarlariello Greater China Wholesale CGU Retail Sun & Luxury CGU Oliver Peoples Group David Schulte Retail Sun & Luxury CGU EyeMed Vision Care Lukas Ruecker Retail Optical CGU

CODM

Executive Chairman with responsibility for Markets (CODM)
Leonardo Del Vecchio
Marketing
Leonardo Del Vecchio
Business Development & M&A
Pierluigi Longo
Wholesale
Paolo Alberti
EyeMed Vision Care
Lukas Ruecker
President Retail
Nicola Brandolese
Oliver Peoples Group
David Schulte
Greater China
Paolo Ciarlariello
Oakley Sport Division
Andrea Dorigo
Wholesale CGU
Retail Optical CGU
Retail Optical CGU
Retail Sun & Luxury CGU
Retail Sun & Luxury CGU
Wholesale CGU
Retail Sun & Luxury CGU
Wholesale CGU
Retail Oakley CGU

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